Exhibit 99(b)

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC CONSOLIDATED,
A DEBTOR-IN-POSSESSION
CONSOLIDATED EBITDA RECONCILIATION
(millions of dollars)

	Six Months Ended June 30,		Twelve Months Ended June 30,
	2016	2015	2016	2015
Net loss	$(842)	$(1,550)	$(3,969)	$(6,653)
Income tax expense (benefit)	6	(399)	(474)	(2,168)
Interest expense and related charges	679	636	1,332	1,279
Depreciation and amortization	302	434	720	1,048
EBITDA	$145	$(879)	$(2,391)	$(6,494)
Amortization of nuclear fuel	61	77	129	146
Purchase accounting adjustments (a)	6	(9)	(1)	2
Impairment and write-off of other assets	41	735	1,934	5,654
Impairment of goodwill	—	700	1,500	2,300
EBITDA amount attributable to consolidated unrestricted subsidiaries	(8)	(18)	(17)	(30)
Unrealized net (gain) loss resulting from hedging transactions	253	(74)	208	(254)
Transition and business optimization costs	8	7	15	15
Reorganization items (b)	52	114	39	211
Restructuring and other	44	11	50	13
Expenses incurred to upgrade or expand a generation station (c)	77	70	100	100
Expenses related to unplanned generation station outages	—	(5)	—	55
Acquired EBITDA (d)	20	—	146	—
Consolidated EBITDA	$699	$729	$1,712	$1,718
___________

(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting.

(b)	Reorganization items includes expenses and income directly associated with the Chapter 11 Cases.

(c)	Expenses incurred to upgrade or expand a generation station represent noncapital outage costs.

(d)
Six and twelve months ended June 30, 2016 represent Consolidated EBITDA associated with the Lamar and Forney generation assets for the periods January 1, 2016 through March 31, 2016 and July 1, 2015 through March 31, 2016, respectively.